PUBLIC

SECURI[illegible] 11015205 [illegible]ON

RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 211

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-68105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8230 Forsyth Blvd., Ste. 210
(No. and Street)

St. Louis	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Frager 314-726-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hauk Kruse & Associates LLC
(Name – *if individual, state last, first, middle name*)

721 Emerson Road, Suite 120	Creve Coeur	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Robert J. Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of January 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

MELINDA KANNE MY COMMISSION EXPIRES 6/21/2014 NOTARY PUBLIC NOTARY SEAL COMMISSION #10987390 JEFFERSON COUNTY STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAUK KRUSE
& ASSOCIATES LLC

Hauk Kruse | Certified Public Accountants

721 Emerson Road, Suite 120 | St. Louis, Missouri 63141 | www.hkaglobal.com
p. 314.993.4285 | f. 314.993.4288

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Wheelhouse Securities Corporation

We have audited the accompanying statement of financial condition of Wheelhouse Securities Corporation, a wholly owned subsidiary of Wheelhouse Securities Holdings LLC, as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wheelhouse Securities Corporation as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hauk Kruse & Associates LLC
Certified Public Accountants

Certified Public Accountants
January 25, 2011

Wheelhouse Securities Corporation
STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalents	$	320,346
Cash segregated under clearing organization regulations		25,000
Receivable from clearing organization		24,006
Prepaid expenses and other assets		1,017
Property and equipment, net of accumulated depreciation of $7908		23,830
Total assets	$	394,199

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable to brokers	$	84,821
Accounts payable and accrued expenses		35,788
Total liabilities		120,609
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 500,000 shares, 70,000 shares issued and outstanding		700
Preferred stock, par value $.01 per share; authorized 2,500,000 shares, 170,000 issued and outstanding		170,000
Paid-in capital		69,300
Retained earnings		33,590
Total Stockholder's equity		273,590
Total liabilities & stockholder's equity	$	394,199

The accompanying notes are an integral part of these financial statements